Exhibit 99.2

Focus Media Announces Shareholder Resolutions Adopted at 2007 Annual General Meeting

SHANGHAI, China, December 27, 2007 –Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group announced shareholder resolutions adopted at its annual general meeting of shareholders held in Shanghai today.

Focus Media shareholders adopted the following resolutions proposed by the Company:

1.	Approval of the re-election of Jason Nanchun Jiang, Jimmy Wei Yu, Neil Nanpeng Shen and Fumin Zhuo to serve on the board of directors for a further three year term or until such director’s successor is elected and duly qualified

2.	Approval of the election of Zhi Tan and David Ying Zhang to serve on the board of directors for a three year term or until such director’s successor is elected and duly qualified

3.	Approval of the 2007 Employee Share Option Plan and the authorization of officers to allot, issue or deliver shares pursuant to the 2007 Employee Share Option Plan.

4.	Ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for the fiscal year ending December 31, 2007

For more detailed information regarding these resolutions, please review the 2007 Annual General Meeting Notice posted at ir.focusmedia.cn.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2007, Focus Media’s digital out-of-home advertising network had approximately 95,398 LCD display in its commercial location network, approximately 43,315 LCD displays in its in-store network and 170,605 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn